EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ESCO Technologies Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report dated November 29, 2018, on the effectiveness of internal control over financial reporting as of September 30, 2018, expresses our opinion that ESCO Technologies Inc. and subsidiaries did not maintain effective internal control over financial reporting as of September 30, 2018 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness related to the ineffective design and operation of certain controls impacting the deferred revenue general ledger account has been identified and included in management’s assessment.

/s/ KPMG LLP

St. Louis, Missouri

May 10, 2019